                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934

                              REAL EQUITY PARTNERS
                                (Name of Issuer)

         UNITS REPRESENTING ASSIGNMENTS OF LIMITED PARTNERSHIP INTERESTS
                         (Title of Class of Securities)

                            ------------------------
                                 (CUSIP Number)

                                 David I. Lesser
                           Everest Properties II, LLC
                     199 South Los Robles Avenue, Suite 440
                           Pasadena, California 91101
                                 (626) 585-5920
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                November 3, 1997
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1 (b) (3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement[ ]. A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such Class.) (See Rule 13d-7).

Note:  Six  copies of  this  statement,   including  all  exhibits,  should   be
filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
                                                               SEC 1746 (12-91)

                                  SCHEDULE 13D

----------------- -------------------------------------------------------------
CUSIP No.                                                   PAGE 2 OF 12  PAGES
----------------- -------------------------------------------------------------
----------------- -------------------------------------------------------------
1                 NAME OF REPORTING PERSON
                  S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                            Everest Properties, LLC
                            Taxpayer ID No.:  09-4576844
----------------- -------------------------------------------------------------
----------------- -------------------------------------------------------------
2                 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                      (a)   [ ]
                                                                      (b)   [x]
----------------- -------------------------------------------------------------
----------------- -------------------------------------------------------------
3                 SEC USE ONLY
----------------- -------------------------------------------------------------
----------------- -------------------------------------------------------------
4                 SOURCE OF FUNDS
                            AF
----------------- -------------------------------------------------------------
----------------- -------------------------------------------------------------
5                 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                  PURSUANT TO ITEMS 2(d) OR 2(e)                          [  ]1
----------------- -------------------------------------------------------------
----------------- -------------------------------------------------------------
6                 CITIZENSHIP OR PLACE OF ORGANIZATION
                            California
----------------- -------------------------------------------------------------
---------------------------- --------------------------------------------------
     NUMBER OF SHARES        7         SOLE VOTING POWER
BENEFICIALLY OWNED BY EACH               1,479 Units
   REPORTING PERSON WITH
                             8         SHARED VOTING POWER


                             9         SOLE DISPOSITIVE POWER
                                         1,479 Units

                             10         SHARED DISPOSITIVE POWER

---------------------------- --------------------------------------------------
----------------- -------------------------------------------------------------
  11              AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                            1,479 Units
----------------- -------------------------------------------------------------
----------------- -------------------------------------------------------------
12                CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES CERTAIN
                  SHARES                                                   [ ]2
----------------- -------------------------------------------------------------
----------------- -------------------------------------------------------------
13                PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)
                            Approximately 4.9% (Based on 30,000 Units reported as outstanding as of June 30, 1997)
----------------- -------------------------------------------------------------
----------------- -------------------------------------------------------------
14                TYPE OF REPORTING PERSON
                            OO
----------------- -------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT !
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

----------------- -------------------------------------------------------------
CUSIP No.                                                    PAGE 3 OF 12 PAGES
----------------- -------------------------------------------------------------
----------------- -------------------------------------------------------------
1                 NAME OF REPORTING PERSON
                  S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                            Everest Properties II, LLC
                            Taxpayer ID No.:  09-4599059
----------------- -------------------------------------------------------------
----------------- -------------------------------------------------------------
2                 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                       (a)  [ ]
                                                                       (b)  [x]
----------------- -------------------------------------------------------------
----------------- -------------------------------------------------------------
3                 SEC USE ONLY
----------------- -------------------------------------------------------------
----------------- -------------------------------------------------------------
4                 SOURCE OF FUNDS
                            AF
----------------- -------------------------------------------------------------
----------------- -------------------------------------------------------------
5                 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                  PURSUANT TO ITEMS 2(d) OR 2(e)                          [  ]4
----------------- -------------------------------------------------------------
----------------- -------------------------------------------------------------
6                 CITIZENSHIP OR PLACE OF ORGANIZATION
                            California
----------------- -------------------------------------------------------------
---------------------------- --------------------------------------------------
     NUMBER OF SHARES        11        SOLE VOTING POWER
BENEFICIALLY OWNED BY EACH              418 Units
   REPORTING PERSON WITH
                             12        SHARED VOTING POWER


                             13        SOLE DISPOSITIVE POWER
                                        418 Units

                             14         SHARED DISPOSITIVE POWER

---------------------------- --------------------------------------------------
----------------- -------------------------------------------------------------
  11              AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                            418 Units
----------------- -------------------------------------------------------------
----------------- -------------------------------------------------------------
12                CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES CERTAIN
                  SHARES                                                  [  ]5
----------------- -------------------------------------------------------------
----------------- -------------------------------------------------------------
13                PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)
                            Approximately 1.4% (Based on 30,000 Units reported as outstanding as of June 30, 1997)
----------------- -------------------------------------------------------------
----------------- -------------------------------------------------------------
14                TYPE OF REPORTING PERSON
                            OO
----------------- -------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT !
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

----------------- -------------------------------------------------------------
CUSIP No.                                                   PAGE 4 OF 12  PAGES
----------------- -------------------------------------------------------------
----------------- -------------------------------------------------------------
1                 NAME OF REPORTING PERSON
                  S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                            Everest Investors 3, LLC
                            Taxpayer ID No.:  09-4580477
----------------- -------------------------------------------------------------
----------------- -------------------------------------------------------------
2                 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                       (a)  [ ]
                                                                       (b)  [x]
----------------- -------------------------------------------------------------
----------------- -------------------------------------------------------------
3                 SEC USE ONLY
----------------- -------------------------------------------------------------
----------------- -------------------------------------------------------------
4                 SOURCE OF FUNDS
                            AF
----------------- -------------------------------------------------------------
----------------- -------------------------------------------------------------
5                 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                  PURSUANT TO ITEMS 2(d) OR 2(e)                          [  ]6
----------------- -------------------------------------------------------------
----------------- -------------------------------------------------------------
6                 CITIZENSHIP OR PLACE OF ORGANIZATION
                            California
----------------- -------------------------------------------------------------
---------------------------- --------------------------------------------------
     NUMBER OF SHARES        15        SOLE VOTING POWER
BENEFICIALLY OWNED BY EACH               1,479 Units
   REPORTING PERSON WITH
                             16        SHARED VOTING POWER


                             17        SOLE DISPOSITIVE POWER
                                         1,479 Units

                             18         SHARED DISPOSITIVE POWER

---------------------------- --------------------------------------------------
----------------- -------------------------------------------------------------
  11              AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                            1,479 Units
----------------- -------------------------------------------------------------
----------------- -------------------------------------------------------------
12                CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES CERTAIN
                  SHARES                                                   [ ]7
----------------- -------------------------------------------------------------
----------------- -------------------------------------------------------------
13                PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)
                            Approximately 4.9% (Based on 30,000 Units reported as outstanding as of June 30, 1997)
----------------- -------------------------------------------------------------
----------------- -------------------------------------------------------------
14                TYPE OF REPORTING PERSON
                            OO
----------------- -------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT !
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                                   SCHEDULE 13D

----------------- -------------------------------------------------------------
CUSIP No.                                                    PAGE 5 OF 12 PAGES
----------------- -------------------------------------------------------------
----------------- -------------------------------------------------------------
1                 NAME OF REPORTING PERSON
                  S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                            KM Investments, LLC
                            Taxpayer ID No.:  09-4599062
----------------- -------------------------------------------------------------
----------------- -------------------------------------------------------------
2                 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                       (a)  [ ]
                                                                       (b)  [x]
----------------- -------------------------------------------------------------
----------------- -------------------------------------------------------------
3                 SEC USE ONLY
----------------- -------------------------------------------------------------
----------------- -------------------------------------------------------------
4                 SOURCE OF FUNDS
                            AF
----------------- -------------------------------------------------------------
----------------- -------------------------------------------------------------
5                 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                  PURSUANT TO ITEMS 2(d) OR 2(e)                          [  ]9
----------------- -------------------------------------------------------------
----------------- -------------------------------------------------------------
6                 CITIZENSHIP OR PLACE OF ORGANIZATION
                            California
----------------- -------------------------------------------------------------
---------------------------- --------------------------------------------------
     NUMBER OF SHARES        19        SOLE VOTING POWER
BENEFICIALLY OWNED BY EACH              418 Units
   REPORTING PERSON WITH
                             20        SHARED VOTING POWER


                             21        SOLE DISPOSITIVE POWER
                                        418 Units
                             22         SHARED DISPOSITIVE POWER

---------------------------- --------------------------------------------------
----------------- -------------------------------------------------------------
  11              AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                            418 Units
----------------- -------------------------------------------------------------
----------------- -------------------------------------------------------------
12                CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES CERTAIN
                  SHARES                                                  [ ]10
----------------- -------------------------------------------------------------
----------------- -------------------------------------------------------------
13                PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)
                            Approximately 1.39% (Based on 30,000 Units reported as outstanding as of June 30, 1997)
----------------- -------------------------------------------------------------
----------------- -------------------------------------------------------------
14                TYPE OF REPORTING PERSON
                            OO
----------------- -------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT !
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

         This statement on Schedule 13D ("Statement") is filed by Everest Investors 3, LLC, a California limited liability company and KM Investments, LLC, a California limited liability company, and their managing members to report their interest in units of limited partnership interest ("Units") in Real Equity Partners, a California limited partnership.

ITEM 1.  SECURITY AND ISSUER.

                  (a) The name of the subject company is Real Equity Partners, a California limited partnership (the "Partnership"). The address of the Partnership's principal executive offices is 9090 Wilshire Boulevard, Suite 201, Beverly Hills, California 90211.

                  (b) The class of equity securities to which this Statement relates is the Units.

ITEM 2.  IDENTITY AND BACKGROUND.

                  Everest Investors 3, LLC is a California limited liability company organized on May 13, 1996, and is engaged in the business of acquiring, holding, owning, investing in and selling interests in real property, primarily in the form of limited partnership interests. Its principal business address is 199 South Los Robles Avenue, Suite 440, Pasadena, California 91101.

                  KM Investments, LLC is a California limited liability company organized on September 18, 1996, and is engaged in the business of acquiring, holding, owning, investing in and selling interests in real property, primarily in the form of limited partnership interests. Its principal business address is 199 South Los Robles Avenue, Suite 440, Pasadena, California 91101.

                  Everest Properties II, LLC is a California limited liability company organized on September 24, 1996, and is engaged in the business of acquiring, holding, owning, investing in and selling interests in real property, primarily in the form of limited partnership interests and serving as the manager of KM Investments, LLC. Its principal business address is 199 South Los Robles Avenue, Suite 440, Pasadena, California 91101.

                  Everest Properties, LLC, is a California limited liability company organized on March 25, 1996, to serve as the manager of companies engaged in real estate investments. Its principal business address is 199 South Los Robles Avenue, Suite 440, Pasadena, California 91101.

                  During the last five years, none of the persons filing this Statement nor, to the best of their knowledge, any of the persons listed in
Schedule I ("Directors and Officers") has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding any such person was or is subject to a judgment, decree or final order enjoining further violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

                  Everest Investors 3, LLC obtained the funds to purchase the Units reported on this Statement from capital contributions by its members. KM Investments, LLC obtained the funds to purchase the Units reported on this Statement from capital contributions by its members.

ITEM 4.  PURPOSE OF TRANSACTION.

                  The parties filing this Statement believe that holding an interest in the properties underlying the Units in an attractive investment at the prices at which Units have been obtainable. They intend to monitor the status of such properties and the real estate markets generally, and based upon the results of such review and other economic considerations, including the availability of, and alternate uses of, investment funds, may determine to acquire additional Units, to sell Units now held, to seek to cause a sale of properties held by the Partnership, to itself or third parties, or to seek changes in the Partnership. On November 3, 1997, Everest Investors 3, LLC and KM Investments, LLC agreed to share information and take a common position with respect to a common proposal to sell their Units to the general partner of the Partnership. Such proposal is expected to be communicated shortly. Except as specified above, at this time, the persons filing this Statement do not have any specific plans or proposals which would relate to, or would result in, any transaction, change or other occurrence with respect to the Partnership or any transaction, change or other occurrence with respect to the Partnership or the Units as is listed in paragraphs (a) through (j) of Item 4 in Schedule 13D.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

                  Everest Investors 3, LLC presently holds 1,479 Units, or approximately 4.9% of the outstanding Units, based upon the number of Units reported as outstanding on June 30, 1997. These Units were acquired by an offer to purchase which began on September 1, 1996 and closed November 4, 1996. The Partnership accepted the transfer of these Units to Everest Investors 3, LLC effective as of October 1, 1996.

                  KM Investments, LLC owns 418 Units which were acquired in private purchase transactions and represent approximately 1.39% of the outstanding Units, based upon the number of Units reported as outstanding on June 30, 1997.

                  As the manager of KM Investments, LLC, Everest Properties II, LLC may be deemed to have beneficial ownership of the Units held by KM Investments, LLC, even though the power to purchase or dispose of Units can be exercised only with approval of the members. Everest Properties II, LLC also may be deemed to have beneficial ownership of such Units because it owns a majority interest in the majority member in KM Investments, LLC. Everest Properties, LLC may be deemed to have ownership of Units held by Everest Investors 3, LLC because it serves as manager, even though the power to purchase or dispose of Units can be exercised only with the approval of the members.

                  In the past sixty days, the parties have made no purchases of Units.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS WITH RESPECT TO SECURITIES OF THE ISSUER.

                  The persons filing this Statement deny the existence of a group and disclaim beneficial ownership of the Units held by the other persons filing this Statement. This Statement is being filed as a precaution because the individuals performing management services for Everest Properties, LLC and Everest Properties II, LLC are substantially the same and such entities have agreed to submit a joint proposal for the sale of their Units to the general partner of the Partnership and share information regarding such proposal.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

                  7.a      Agreement to submit joint proposal for sale of Units.

                                                    SIGNATURES

                  After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  November 10, 1997



                         EVEREST INVESTORS 3, LLC

                         By:      EVEREST PROPERTIES, LLC, Manager


                                  By:  /s/ W. ROBERT KOHORST
                                       --------------------------
                                       W. Robert Kohorst
                                       President


                         KM INVESTMENTS, LLC

                         By:      EVEREST PROPERTIES II, LLC, Manager

                                   By:  /s/ W. ROBERT KOHORST
                                        --------------------------
                                        W. Robert Kohorst
                                        President


                         EVEREST PROPERTIES, LLC


                         By:  /s/ W. ROBERT KOHORST
                              --------------------------
                              W. Robert Kohorst
                              President



                         EVEREST PROPERTIES II, LLC

                         By:  /s/ W. ROBERT KOHORST
                              --------------------------
                              W. Robert Kohorst
                              President

                                   SCHEDULE I

                        DIRECTORS AND EXECUTIVE OFFICERS

                  Everest Investors 3, LLC is owned by its members. The members of Everest Investors, LLC are IPP 96, L.P., Del-Ev Associates, L.P., Everest Properties, LLC and CS Investment Partners, LLC. Everest Properties, LLC, a California limited liability company, serves as manager and may be regarded as controlling Everest Investors 3, LLC. W. Robert Kohorst owns a controlling interest in Everest Properties, LLC.

                  KM Investments, LLC is owned by its members. The members of KM Investments, LLC are Everest Partners, LLC, Blackacre Everest, L.L.C. and Everest Properties II, LLC. Everest Properties II, LLC serves as manager and may be regarded as controlling KM Investments, LLC. A majority of the interest in Everest Properties II, LLC is owned by Everest Properties, LLC which, as noted above, is controlled by W. Robert Kohorst.

                  The individuals managing the managers of Everest Investors 3, LLC and KM Investments, LLC are W. Robert Kohorst and David I. Lesser, who are described below.

                  The business address of each executive officer and director described below is 199 South Los Robles Avenue, Suite 440, Pasadena, California 91101. Each executive officer and director is a United States citizen. The name and principal occupation or employment of each executive officer and director are:

                              Present Principal Occupation or Employment
Name                          Position and Five-Year Employment History
----                          -----------------------------------------
W.Robert Kohorst ...........  President  of  Everest   Properties  II,  LLC  and
                              Everest  Properties,  LLC  from  1996 to  present.
                              President  and  Director  of  Everest  Properties,
                              Inc., from 1994 to present. President and Director
                              of KH Financial, Inc., from 1991 to present.


David  I.  Lesser ..........  Executive  Vice President and Secretary of Everest
                              Properties  II, LLC and  Everest  Properties,  LLC
                              from 1996 to present.  Executive Vice President of
                              Everest  Properties,  Inc.,  from 1995 to present.
                              Principal and member of Feder, Goodman & Schwartz,
                              Inc. from 1992 to 1996.  Counsel to Howard,  Rice,
                              Nemerovski,  Canady, Robertson & Falk from 1990 to
                              1992.

                  EX-7.a
                  Agreement to make joint offer

                                   EXHIBIT 7.a

                  The undersigned, being owners of Units in Real Equity Partners, a California limited partnership (the "Partnership"), hereby agree to submit a joint proposal regarding the sale of such Units to the general partner of such Partnership, and to share information in connection therewith.

Dated this 3rd day of November, 1997.


                         EVEREST INVESTORS 3, LLC

                         By:  EVEREST PROPERTIES, LLC, Manager

                              By:  /s/ W. ROBERT KOHORST
                                   --------------------------
                                   W. Robert Kohorst
                                   President


                         KM INVESTMENTS, LLC

                         By:  EVEREST PROPERTIES II, LLC, Manager

                              By:  /s/ W. ROBERT KOHORST
                                   --------------------------
                                   W. Robert Kohorst
                                   President